Exhibit 1 - Thomas B. Crowley - Form 4

Prior to February 12, 2004, the Thomas B. Crowley, Jr. Grantor Retained Annuity Trust 2 ("GRAT 2"), an irrevocable trust of which the reporting person is the trustee and sole current beneficiary, was a limited partner in Crowley Asset Management, L.P. ("CAM"), a California limited partnership holding shares of common stock and Class A Junior Convertible Preferred stock ("Class A preferred stock") of the Company.  CAM is indirectly beneficially owned by the reporting person.  The only other limited partner of CAM is the 1998 Crowley Family Generation-Skipping Trust ("1998 Trust"), an irrevocable trust of which the reporting person is the trustee and his minor children living in his household are the current beneficiaries.  On February 12, 2004, CAM transferred 184 shares of common stock and 643 shares of Class A preferred stock to GRAT 2 as a result of the redemption.  As a result of this redemption, the percentage interest of the CAM limited partnership interest held by the 1998 Trust increased.  On the same date, GRAT 2 transferred these shares to the reporting person, in his individual capacity, and immediately thereafter the reporting person transferred these shares to the Thomas B. Crowley, Jr. Separate Property Trust (a revocable trust of which he is the trustee and sole current beneficiary).